UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Staffing 360 Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

852387307
(CUSIP Number)

Paul J. Denby

179 Milford Circle

Mooresville, NC  28117

(214) 649-7155

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852387307

(1)	Names of reporting persons Paul J. Denby
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 562,800
	(6)	Shared voting power 0
	(7)	Sole dispositive power 562,800
	(8)	Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 562,800
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.0%(1)
(12)	Type of reporting person (see instructions) IN

(1)	Based on 9,307,563 shares of Common Stock outstanding as set forth in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on May 20, 2020.

CUSIP: 095428108

Item 1(a)	Name of issuer:

Staffing 360 Solutions, Inc., a Delaware corporation

Item 1(b) Address of issuer’s principal executive offices:

641 Lexington Avenue, 27th Floor
New York, New York 10022

Item 2(a)	Name of person filing:

Paul J. Denby

Item 2(b)	Address of principal business office or, if none, residence:

179 Milford Circle

Mooresville, NC 28117

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of class of securities:

Common Stock, par value $0.00001 per share

Item 2(e)	CUSIP No.:

095428108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:	See the responses to Item 9 on the attached cover page.

(b)	Percent of class:	See the responses to Item 11 on the attached cover page.

(c) Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover page.

(ii)  Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover page.

(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover page.

The percentages used herein and in this Item 4 are calculated based on 9,307,563 shares of Common Stock outstanding.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2020

/s/ Paul J. Denby
Paul J. Denby